INVESTMENT COMPANY BLANKET BOND
NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA
(A stock Insurance Company, herein Called the Underwriter)
DECLARATIONS
BOND NUMBER
Item 1.
Name of Insured
Pennsylvania Avenue Funds
6214299
Principal Address:
260 Water St. #3C
Brooklyn NY NY 11201-1290
(Herein called the Insured)
Item 2.
Bond Period from 12:01 a.m. on 11/21/2009 to 12:01 a.m. on 11/21/2010.
The effective date of the termination or cancellation of this bond, standard time at the Principle Address as to each of the said dates.
Item 3.
Limit of Liability –
Subject to Section 9, 10 and 12 hereof:
Limit of Liability
Deductible Amount
Insuring Agreement A– FIDELITY
$125,000
$0
Insuring Agreement B– AUDIT EXPENSE
Not Covered
Not Covered
Insuring Agreement C– ON PREMISES
Not Covered
Not Covered
Insuring Agreement D– IN TRANSIT
Not Covered
Not Covered
Insuring Agreement E– FORGERY OR ALTERATION
Not Covered
Not Covered
Insuring Agreement F– SECURITIES
Not Covered
Not Covered
Insuring Agreement G– COUNTERFEIT CURRENCY
Not Covered
Not Covered
Insuring Agreement H– STOP PAYMENT
Not Covered
Not Covered
Insuring Agreement I– UNCOLLECTIBLE ITEMS OF DEPOSIT
Not Covered
Not Covered
OPTIONAL COVERAGES ADDED BY RIDER:
Insuring Agreement J– COMPUTER SYSTEMS
Not Covered
Not Covered
Insuring Agreement K– UNAUTHORIZED SIGNATURES
Not Covered
Not Covered
Insuring Agreement L– AUTOMATED PHONE SYSTEMS
Not Covered
Not Covered
Insuring Agreement M– TELEFACSIMILE
Not Covered
Not Covered
If “ Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring
Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.
Item 4
.
Office or Premises Covered – Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All other Insured’ s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:
No Exceptions
Item 5.
The Liability of the Underwriter is subject to the terms of the following riders attached hereto:
1
Item 6.
The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s)
or policy(ies) No.9(s) N/A such termination or cancellation to be effective s of the time this bond becomes effective.
Item 7.
Premium Amount :
$526
Issue Date: 12/07/2009
By:
Authorized Representative
6214299
Pennsylvania Avenue Funds
11/21/2009.
Pennsylvania Avenue Funds

7. The attached bond shall be subject to all its agreements, limitations and *conditions except as herein expressly modified*.

8. This rider shall become effective as 12:01 a.m. on

Signed, Sealed and dated

By: ______________________________
Authorized Representative

SR 5538

11/21/2009.
6214299
Pennsylvania Avenue Funds.

c. as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective and upon the expiration of ninety (90) days after written notice has been given by the Underwriter to the Securities and Exchange Commission, Washington DC and to the insured Investment Company.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

3. This rider is effective as of 12:01 a.m. on

By: ______________________________
Authorized Representative

11/21/2009
INVESTMENT COMPANY BLANKET BOND
The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the
General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item
3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond
Period, to indemnify and hold harmless the Insured for:
INSURING AGREEMENTS
(A) FIDELITY
concerned or implicated or with respect to any one
audit or examination is limited to the amount stated
Loss resulting from any dishonest or fraudulent
opposite Audit Expense in Item 3 of the Declarations;
act(s), including Larceny or Embezzlement committed
it being understood, however, that such expense shall
by an Employee, committed anywhere and whether
be deemed to be a loss sustained by the Insured
committed alone or in collusion with others, including
through any dishonest or fraudulent act(s), including
loss of Property resulting from such acts of an
Larceny or Embezzlement of one or more of the
Employee, which Property is held by the Insured for
Employees and the liability under this paragraph shall
any purpose or in any capacity and whether so held
be in addition to the Limit of liability stated in Insuring
gratuitously or not and whether or not the Insured is
Agreement (A) in Item 3 of the Declarations.
liable therefor.
(C)
ON PREMISES
Dishonest or fraudulent act(s) as used in this
Insuring Agreement shall mean only dishonest or
Loss of Property (occurring with or without
fraudulent act(s) committed by such Employee with
negligence or violence) through robbery, burglary,
the manifest intent:
Larceny, theft, holdup, or other fraudulent means,
misplacement,
mysterious
unexplainable
(a)
to cause the Insured to sustain such loss;
disappearance, damage thereto or destruction thereof,
and
abstraction or removal from the possession, custody
(b)
to obtain financial benefit for the Employee,
or control of the Insured, and loss of subscription,
or for any other person or organization
conversion, redemption or deposit privileges through
intended by the Employee to receive such
the misplacement or loss of Property, while the
benefit, other than salaries, commissions,
Property is (or is supposed or believed by the Insured
fees, bonuses, promotions, awards, profit
to be) lodged or deposited within any offices or
sharing, pensions or other employee
premises located anywhere, except in an office listed
benefits earned in the normal course of
in Item 4 of the Declarations or amendment thereof
employment.
or in the mail or with a carrier for hire other than an
armored motor vehicle company, for the purpose of
(B)
AUDIT EXPENSE
transportation.
Expense incurred by the Insured for that part of
Offices and Equipment
the costs of audits or examinations required by any
governmental regulatory authority to be conducted
(1)
Loss of or damage to, furnishings, fixtures,
either by such authority or by an independent
stationery, supplies or equipment, within any
accountant by reason of the discovery of loss
of the Insured's offices covered under this
sustained by the Insured through any dishonest or
bond caused by Larceny or theft in, or by
fraudulent act(s), including Larceny or Embezzlement
burglary, robbery or holdup of such office,
of any of the Employees. The total liability of the
or attempt thereat, or by vandalism or
Underwriter for such expense by reason of such acts
malicious mischief; or
of any Employee or in which such Employee is
41206 (9/84)

(2)
loss through damage to any such office by
shareholder or subscriber to shares, whether
Larceny or theft in, or by burglary, robbery
certificated or uncertificated, of an Investment
or holdup of such office or attempt thereat,
Company,
financial
or
banking
institution
or
or to the interior of any such office by
stockbroker, withdrawal orders or receipts for the
vandalism or malicious mischief provided, in
withdrawal of funds or Property, or receipts or
any event, that the Insured is the owner of
certificates of deposit for Property and bearing the
such
offices,
furnishings,
fixtures,
name of the Insured as issuer, or of another
stationery, supplies or equipment or is
Investment Company for which the Insured acts as
legally liable for such loss or damage,
agent, excluding, however, any loss covered under
always excepting, however, all loss or
Insuring Agreement (F) hereof whether or not
damage through fire.
coverage for Insuring Agreement (F) is provided for
in the Declarations of this bond.
(D) IN TRANSIT
Any check or draft (a) made payable to a
Loss of Property (occurring with or without
fictitious payee and endorsed in the name of such
negligence or violence) through robbery, Larceny,
fictitious payee or (b) procured in a transaction with
theft, holdup, misplacement, mysterious unexplainable
the maker or drawer thereof or with one acting as an
disappearance, being lost or otherwise made away
agent of such maker or drawer or anyone
with, damage thereto or destruction thereof, and loss
impersonating another and made or drawn payable to
of subscription, conversion, redemption or deposit
the one so impersonated and endorsed by anyone
privileges through the misplacement or loss of
other than the one impersonated, shall be deemed to
Property, while the Property is in transit anywhere in
be forged as to such endorsement.
the custody of any person or persons acting as
messenger, except while in the mail or with a carrier
Mechanically reproduced facsimile signatures
for hire, other than an armored motor vehicle
are treated the same as handwritten signatures.
company, for the purpose of transportation, such
transit to begin immediately upon receipt of such
(F)
SECURITIES
Property by the transporting person or persons, and to
end immediately upon delivery thereof at destination.
Loss sustained by the Insured, including loss
sustained by reason of a violation of the constitution,
(E)
FORGERY OR ALTERATION
by-laws, rules or regulations of any Self Regulatory
Organization of which the Insured is a member or
Loss through FORGERY or ALTERATION
which would have been imposed upon the Insured by
of, on or in any bills of exchange, checks, drafts,
the constitution, by-laws, rules or regulations of any
acceptances, certificates of deposit. promissory notes,
Self Regulatory Organization if the Insured had been
or other written promises, orders or directions to pay
a member thereof,
sums certain in money,
due bills, money orders,
warrants, orders upon public treasuries, letters of
(1)
through the Insured’s having, in good faith
credit, written instructions, advices or applications
and in the course of business, whether for
directed to the Insured, authorizing or acknowledging
its own account or for the account of
the transfer, payment, delivery or receipt of funds or
others, in any representative, fiduciary,
Property, which instructions or advices or applications
agency or any other capacity, either
purport to have been signed or endorsed by any
gratuitously or otherwise, purchased or
customer of the Insured, shareholder or subscriber to
otherwise acquired, accepted or received,
shares, whether certificated or uncertificated, of any
or sold or delivered, or given any value,
Investment Company or by any financial or banking
extended any credit or assumed any
institution or stockbroker but which instructions,
liability, on the faith of, or otherwise acted
advices or applications either bear the forged
upon, any securities, documents or other
signature or endorsement or have been altered
written instruments which prove to have
without the knowledge and consent of such customer,
been
41206 (9/84)

(a) counterfeited, or
(G)
COUNTERFEIT CURRENCY
(b) forged as to the signature of any
maker,
drawer,
issuer,
endorser,
Loss through the receipt by the Insured, in good
assignor, lessee, transfer agent or
faith, of any counterfeited money orders or altered
registrar, acceptor, surety or guarantor
paper currencies or coin of the United States of
or as to the signature of any person
America or Canada issued or purporting to have been
signing in any other capacity, or
issued by the United States of America or Canada or
(c) raised or otherwise altered, or lost, or
issued pursuant to a United States of America or
stolen, or
Canadian statute for use as currency.
(2)
through the Insured’s having, in good faith
(H) STOP PAYMENT
and in the course of business, guaranteed in
writing
or
witnessed
any
signatures
Loss against any and all sums which the
whether for valuable consideration or not
Insured shall become obligated to pay by reason of
and whether or not such guaranteeing or
the Liability imposed upon the Insured by law for
witnessing is ultra vires the Insured, upon
damages:
any transfers, assignments, bills of sale,
powers
of
attorney,
guarantees,
For having either complied with or failed to
endorsements or other obligations upon or
comply with any written notice of any
in
connection
with
any
securities,
customer, shareholder or subscriber of the
documents or other written instruments and
Insured or any Authorized Representative of
which pass or purport to pass title to such
such customer, shareholder or subscriber to
securities, documents or other written
stop payment of any check or draft made or
instruments; EXCLUDING, losses caused
drawn by such customer, shareholder or
by FORGERY or ALTERATION of, on or
subscriber or any Authorized Representative of
in those instruments covered under Insuring
such customer, shareholder or subscriber, or
Agreement (E) hereof.
For having refused to pay any check or draft
Securities, documents or other written
made or drawn by any customer, shareholder or
instruments shall be deemed to mean
subscriber of the Insured or any Authorized
original (including original counterparts)
Representative of such customer, shareholder
negotiable or non-negotiable agreements
or subscriber.
which in and of themselves represent an
equitable interest, ownership, or debt,
(I)
UNCOLLECTIBLE ITEMS OF DEPOSIT
including an assignment thereof which
instruments are in the ordinary course of
Loss resulting from payments of dividends or
business, transferable by delivery of such
fund shares, or withdrawals permitted from any
agreements
with
any
necessary
customer’s, shareholder’s or subscriber’s account
endorsement or assignment.
based upon Uncollectible Items of Deposit of a
customer, shareholder or subscriber credited by the
The word "counterfeited" as used in this
Insured or the Insured’s agent to such customer’s,
Insuring Agreement shall be deemed to
shareholder’s or subscriber’s Mutual Fund Account;
mean any security, document or other
or
written instrument which is intended to
deceive and to be taken for an original.
loss resulting from any Item of Deposit
processed through an Automated Clearing House
Mechanically produced facsimile signatures
which is reversed by the customer, shareholder or
are treated the same as handwritten
subscriber and deemed uncollectible by the Insured.
signatures.
41206 (9/84)

Loss includes dividends and interest accrued
Fire Insurance Company of Pittsburgh, PA for
not to exceed 15% of the Uncollectible Items which
Uncollectible Items of Deposit. Regardless of the
are deposited.
number of transactions between Fund(s), the
minimum number of days of deposit within the
This Insuring Agreement applies to all Mutual
Fund(s) before withdrawal as declared in the Fund(s)
Funds with “exchange privileges” if all Fund(s) in the
prospectus shall begin from the date a deposit was
exchange program are insured by a National Union
first credited to any Insured Fund(s).
GENERAL AGREEMENTS
A . ADDITIONAL OFFICES OR EMPLOYEES-
The Underwriter will indemnify the Insured
CONSOLIDATION OR MERGER-NOTICE
against court costs and reasonable attorneys' fees
incurred and paid by the Insured in defense, whether or
1.
If the Insured shall, while this bond is in
not successful, whether or not fully litigated on the
force, establish any additional office or
merits and whether or not settled of any suit or legal
offices, such office or offices shall be
proceeding brought against the Insured to enforce the
automatically covered hereunder from the
Insured's liability or alleged liability on account of any
dates of their establishment, respectively. No
loss, claim or damage which, if established against the
notice to the Underwriter of an increase
Insured, would constitute a loss sustained by the
during any premium period in the number of
Insured covered under the terms of this bond provided,
offices or in the number of Employees at any
however, that with respect to Insuring Agreement (A)
of the offices covered hereunder need be
this indemnity shall apply only in the event that
given and no additional premium need be paid
for the remainder of such premium period.
(1)
an Employee admits to being guilty of any
dishonest or fraudulent act(s), including
2.
If an Investment Company, named as
Larceny or Embezzlement; or
Insured herein, shall, while this bond is in
(2)
an Employee is adjudicated to be guilty of
force, merge or consolidate with, or purchase
any dishonest or fraudulent act(s), including
the assets of another institution, coverage for
Larceny or Embezzlement;
such acquisition shall apply automatically
(3)
in the absence of (1) or (2) above an
from the date of acquisition. The Insured
arbitration panel agrees, after a review of
shall notify the Underwriter of such
an agreed statement of facts, that an
acquisition within 60 days of said date, and an
Employee would be found guilty of
additional premium shall be computed only if
dishonesty
if
such
Employee
were
such acquisition involves additional offices or
prosecuted.
employees.
The Insured shall promptly give notice to the
B.
WARRANTY
Underwriter of any such suit or legal proceeding and
at the request of the Underwriter shall furnish it with
No statement made by or on behalf of the
copies of all pleadings and other papers therein. At
Insured, whether contained in the application or
the Underwriter's election the Insured shall permit the
otherwise, shall be deemed to be a warranty of
Underwriter to conduct the defense of such suit or
anything except that it is true to the best of the
legal proceeding, in the Insured's name, through
knowledge and belief of the person making the
attorneys of the Underwriter's selection. In such
statement.
event, the Insured shall give all reasonable information
and assistance which the Underwriter shall deem
C.
COURT COSTS AND ATTORNEYS' FEES
necessary to the proper defense of such suit or legal
(Applicable to all Insuring Agreements or
proceeding.
Coverages now or hereafter forming part of this
bond)
If the amount of the Insured's liability or alleged
41206 (9/84)

liability is greater than the amount recoverable under
D.
FORMER EMPLOYEE
this bond, or if a Deductible Amount is applicable, or
both, the liability of the Underwriter under this
Acts of an Employee, as defined in this bond,
General Agreement is limited to the proportion of
are covered under Insuring Agreement (A) only while
court costs and attorneys' fees incurred and paid by
the Employee is in the Insured's employ. Should loss
the Insured or by the Underwriter that the amount
involving a former Employee of the Insured be
recoverable under this bond bears to the total of such
discovered
subsequent
to
the
termination
of
amount plus the amount which is not so recoverable.
employment, coverage would still apply under Insuring
Such indemnity shall be in addition to the Limit of
Agreement (A) if the direct proximate cause of the
Liability for the applicable Insuring Agreement or
loss occurred while the former Employee performed
Coverage.
duties within the scope of his/her employment.
THE FOREGOING INSURING AGREEMENTS AND
GENERAL AGREEMENTS ARE SUBJECT TO
THE FOLLOWING CONDITIONS
AND LIMITATIONS:
performing acts coming within the
SECTION 1. DEFINITIONS
scope of the usual duties of an officer
or employee or while acting as a
The following terms, as used in this bond, shall
member of any committee duly elected
have the respective meanings stated in this Section:
or appointed to examine or audit or
have custody of or access to the
(a)
"Employee" means:
Property of the Insured, and
(6) any individual or individuals assigned to
(1) any of the Insured's officers, partners,
perform the usual duties of an
or employees, and
employee within the premises of the
(2) any of the officers or employees of any
Insured, by contract, or by any agency
predecessor of the Insured whose
furnishing temporary personnel on a
principal assets are acquired by the
contingent or part-time basis, and
Insured by consolidation or merger
(7) each natural person, partnership or
with, or purchase of assets or capital
corporation
authorized
by
written
stock of such predecessor. and
agreement with the Insured to perform
(3) attorneys retained by the Insured to
services as electronic data processor of
perform legal services for the Insured
checks or other accounting records of
and the employees of such attorneys
the Insured, but excluding any such
while such attorneys or the employees
processor who acts as transfer agent or
of such attorneys are performing such
in any other agency capacity in issuing
services for the Insured, and
checks, drafts or securities for the
(4) guest students pursuing their studies or
Insured, unless included under Sub-
duties in any of the Insured's offices,
section (9) hereof, and
and
(8) those persons so designated in Section
(5) directors or trustees of the Insured, the
15, Central Handling of Securities, and
investment
advisor,
underwriter
(9) any officer, partner or Employee of
(distributor),
transfer
agent,
or
shareholder accounting record keeper,
a)
an investment advisor,
or administrator authorized by written
b)
an underwriter (distributor),
agreement to keep financial and/or
c)
a transfer agent or shareholder
other required records, but only while
accounting record-keeper, or
41206 (9/84)

d)
an administrator authorized by
debts, debentures, scrip, certificates, interim
written
agreement
to
keep
receipts, warrants, rights, puts, calls,
financial and/or other required
straddles,
spreads,
transfers,
coupons,
records,
drafts, bills of exchange, acceptances,
notes, checks, withdrawal orders, money
for an Investment Company named as
orders, warehouse receipts, bills of lading,
Insured while performing acts coming
conditional sales contracts, abstracts of title,
within the scope of the usual duties of
insurance policies, deeds, mortgages under
an officer or Employee of any
real estate and/or chattels and upon
Investment Company named as Insured
interests therein, and assignments of such
herein, or while acting as a member of
policies, mortgages and instruments, and
any
committee
duly
elected
or
other valuable papers, including books of
appointed to examine or audit or have
account and other records used by the
custody of or access to the Property of
Insured in the conduct of its business, and
any
such
Investment
Company,
all other instruments similar to or in the
provided that only Employees or
nature of the foregoing including Electronic
partners
of
a
transfer
agent,
Representations
of
such
instruments
shareholder accounting record-keeper
enumerated above (but excluding all data
or administrator which is an affiliated
processing records) in which the Insured
person as defined in the Investment
has an interest or in which the Insured
Company
Act
of
1940,
of
an
acquired or should have acquired an
Investment Company named as Insured
interest by reason of a predecessor's
or is an affiliated person of the adviser,
declared financial condition at the time of
underwriter or administrator of such
the Insured's consolidation or merger with,
Investment Company, and which is not
or purchase of the principal assets of, such
a bank, shall be included within the
predecessor or which are held by the
definition of Employee.
Insured for any purpose or in any capacity
and whether so held by the Insured for any
Each employer of temporary personnel
purpose or in any capacity and whether so
or processors as set forth in Sub-
held gratuitously or not and whether or not
Sections (6) and of Section 1(a) and
the Insured is liable therefor.
their partners, officers and employees
shall collectively be deemed to be one
(c)
"Forgery" means the signing of the name of
person for all the purposes of this bond,
another with intent to deceive; it does not
excepting, however, the last paragraph
include the signing of one's own name with
of Section 13.
or without authority, in any capacity, for
any purpose.
Brokers, or other agents under contract or
representatives
of
the
same
general
(d)
"Larceny and Embezzlement" as it applies
character
shall
not
be
considered
to any named Insured means those acts as
Employees.
set forth in Section 37 of the Investment
Company Act of 1940.
(b)
"Property" means money (i.e.. currency,
coin, bank notes, Federal Reserve notes),
(e)
"Items of Deposit" means any one or more
postage and revenue stamps, U.S. Savings
checks and drafts. Items of Deposit shall
Stamps, bullion, precious metals of all kinds
not be deemed uncollectible until the
and in any form and articles made
Insured's collection procedures have failed.
therefrom, jewelry, watches, necklaces,
bracelets, gems, precious and semi-precious
SECTION 2. EXCLUSIONS
stones, bonds, securities, evidences of
41206 (9/84)

THIS BOND DOES NOT COVER:
securities transactions upon Security
Exchanges or over the counter
(a)
loss effected directly or indirectly by means
market, (c) Investment Companies,
of forgery or alteration of, on or in any
or (d) Investment Advisors, or
instrument, except when covered by
(2)
of any rule or regulation made
Insuring Agreement (A), (E), (F) or (G).
pursuant to any such law, unless such
(b)
loss due to riot or civil commotion outside
loss, in the absence of such laws,
the United States of America and Canada;
rules
or
regulations,
would
be
or loss due to military, naval or usurped
covered under Insuring Agreements
power, war or insurrection unless such loss
(A) or (E).
occurs in transit in the circumstances
recited in Insuring Agreement (D), and
(g)
loss of Property or loss of privileges
unless, when such transit was initiated,
through the misplacement or loss of
there was no knowledge of such riot, civil
Property as set forth in Insuring Agreement
commotion, military, naval or usurped
(C) or (D) while the Property is in the
power, war or insurrection on the part of
custody of any armored motor vehicle
any person acting for the Insured in
company, unless such loss shall be in
initiating such transit.
excess of the amount recovered or
(c)
loss, in time of peace or war, directly or
received by the Insured under (a) the
indirectly caused by or resulting from the
Insured's contract with said armored motor
effects of nuclear fission or fusion or
vehicle company, (b) insurance carried by
radioactivity; provided, however, that this
said armored motor vehicle company for
paragraph shall not apply to loss resulting
the benefit of users of its service, and (c)
from industrial uses of nuclear energy.
all other insurance and indemnity in force in
(d) loss resulting from any wrongful act or acts
whatsoever form carried by or for the
of any person who is a member of the
benefit of users of said armored motor
Board of Directors of the Insured or a
vehicle company's service, and then this
member of any equivalent body by
bond shall cover only such excess.
whatsoever name known unless such
(h)
potential income, including but not limited to
person is also an Employee or an elected
interest and dividends, not realized by the
official, partial owner or partner of the
Insured because of a loss covered under
Insured in some other capacity, nor, in any
this bond, except as included under Insuring
event, loss resulting from the act or acts of
Agreement (I).
any person while acting in the capacity of a
(i)
all damages of any type for which the
member of such Board or equivalent body.
Insured is legally liable, except direct
(e)
loss resulting from the complete or partial
compensatory damages arising from a loss
non-payment of, or default upon, any loan
covered under this bond.
or transaction in the nature of, or amounting
(j)
loss through the surrender of Property
to, a loan made by or obtained from the
away from an office of the Insured as a
Insured or any of its partners, directors or
result of a threat
Employees,
whether
authorized
or
unauthorized and whether procured in good
(1)
to do bodily harm to any person,
faith or through trick, artifice, fraud or false
except loss of Property in transit in
pretenses. unless such loss is covered
the custody of any person acting as
under Insuring Agreement (A), (E) or (F).
messenger provided that when such
(f)
loss resulting from any violation by the
transit was initiated there was no
Insured or by any Employee
knowledge by the Insured of any
such threat, or
(1)
of law regulating (a) the issuance,
(2)
to do damage to the premises or
purchase or sale of securities, (b)
Property of the Insured, except when
41206 (9/84)

covered under Insuring Agreement
LEGAL PROCEEDINGS
(A).
This bond is for the use and benefit only of the
(k)
all costs, fees and other expenses incurred
Insured named in the Declarations and the
by the Insured in establishing the existence
Underwriter shall not be liable hereunder for loss
of or amount of loss covered under this
sustained by anyone other than the Insured unless the
bond unless such indemnity is provided for
Insured, in its sole discretion and at its option, shall
under Insuring Agreement (B).
include such loss in the Insured's proof of loss. At the
earliest practicable moment after discovery of any
(l)
loss resulting from payments made or
loss hereunder the Insured shall give the Underwriter
withdrawals from the account of a
written notice thereof and shall also within six months
customer of the Insured, shareholder or
after such discovery furnish to the Underwriter
subscriber
to
shares
involving
funds
affirmative proof of loss with full particulars. If claim
erroneously credited to such account,
is made under this bond for loss of securities or
unless such payments are made to or
shares, the Underwriter shall not be liable unless each
withdrawn
by
such
depositor
or
of such securities or shares is identified in such proof
representative of such person, who is within
of loss by a certificate or bond number or, where such
the premises of the drawee bank of the
securities or shares are uncertificated, by such
Insured or within the office of the Insured
identification means as agreed to by the Underwriter.
at the time of such payment or withdrawal
The Underwriter shall have thirty days after notice
or unless such payment is covered under
and proof of loss within which to investigate the claim,
Insuring Agreement (A).
but where the loss is clear and undisputed, settlement
shall be made within forty-eight hours; and this shall
(m) any loss resulting from Uncollectible Items
apply notwithstanding the loss is made up wholly or in
of Deposit which are drawn from a
part of securities of which duplicates may be
financial institution outside the fifty states of
obtained. Legal proceedings for recovery of any loss
the United States of America, District of
hereunder shall not be brought prior to the expiration
Columbia, and territories and possessions of
of sixty days after such proof of loss is filed with the
the United States of America, and Canada.
Underwriter nor after the expiration of twenty-four
months from the discovery of such loss, except that
SECTION 3. ASSIGNMENT OF RIGHTS
any action or proceeding to recover hereunder on
account of any judgment against the Insured in any
This bond does not afford coverage in favor of
suit mentioned in General Agreement C or to recover
any Employers of temporary personnel or of
attorneys' fees paid in any such suit, shall be begun
processors as set forth in sub-sections (6) and (7) of
within twenty-four months from the date upon which
Section 1(a) of this bond, as aforesaid, and upon
the judgment in such suit shall become final. If any
payment to the Insured by the Underwriter on
limitation embodied in this bond is prohibited by any
account of any loss through dishonest or fraudulent
law controlling the construction hereof, such limitation
act(s) including Larceny or Embezzlement committed
shall be deemed to be amended so as to be equal to
by any of the partners, officers or employees of such
the minimum period of limitation permitted by such
Employers, whether acting alone or in collusion with
law.
others, an assignment of such of the Insured's rights
and causes of action as it may have against such
Discovery occurs when the Insured
Employers by reason of such acts so committed shall,
(a)
becomes aware of facts, or
to the extent of such payment, be given by the
(b)
receives written notice of an actual or
Insured to the Underwriter, and the Insured shall
potential claim by a third party which
execute all papers necessary to secure to the
alleges that the Insured is liable under
Underwriter the rights herein provided for.
circumstance
which would cause a reasonable person to assume
SECTION 4. LOSS -NOTICE -PROOF-
that a loss covered by the bond has been or will be
41206 (9/84)

incurred even though the exact amount or details of
and the Insured cannot agree upon such cash value or
loss may not be then
such cost of replacement or repair, such shall be
known.
determined by arbitration.
SECTION 5. VALUATION OF PROPERTY
SECTION 7. LOST SECURITIES
The value of any Property, except books of
If the Insured shall sustain a loss of securities
accounts or other records used by the Insured in the
the total value of which is in excess of the limit stated
conduct of its business, for the loss of which a claim
in Item 3 of the Declarations of this bond, the liability
shall be made hereunder, shall be determined by the
of the Underwriter shall be limited to payment for, or
average market value of such Property on the
duplication of, securities having value equal to the limit
business day next preceding the discovery of such
stated in Item 3 of the Declarations of this bond.
loss; provided, however, that the value of any
If the Underwriter shall make payment to the
Property replaced by the Insured prior to the payment
Insured for any loss of securities, the Insured shall
of claim therefor shall be the actual market value at
thereupon assign to the Underwriter all of the
the time of replacement; and further provided that in
Insured's rights, title and interests in and to said
case of a loss or misplacement of interim certificates,
securities.
warrants, rights, or other securities, the production
With respect to securities the value of which do
which is necessary to the exercise of subscription,
not exceed the Deductible Amount (at the time of the
conversion, redemption or deposit privileges, the value
discovery of the loss) and for which the Underwriter
thereof shall be the market value of such privileges
may at its sole discretion and option and at the request
immediately preceding the expiration thereof if said
of the Insured issue a Lost Instrument Bond or Bonds
loss or misplacement is not discovered until after their
to effect replacement thereof, the Insured will pay the
expiration. If no market price is quoted for such
usual premium charged therefor and will indemnify
Property or for such privileges, the value shall be
the Underwriter against all loss or expense that the
fixed by agreement between the parties or by
Underwriter may sustain because of the issuance of
arbitration.
such Lost Instrument Bond or Bonds.
With respect to securities the value of which
In case of any loss or damage to Property
exceeds the Deductible Amount (at the time of
consisting of books of accounts or other records used
discovery of the loss) and for which the Underwriter
by the Insured in the conduct of its business, the
may issue or arrange for the issuance of a Lost
Underwriter shall be liable under this bond only if
Instrument Bond or Bonds to effect replacement
such books or records are actually reproduced and
thereof, the Insured agrees that it will pay as premium
then for not more than the cost of blank books, blank
therefor a proportion of the usual premium charged
pages or other materials plus the cost of labor for the
therefor, said proportion being equal to the percentage
actual transcription or copying of data which shall
that the Deductible Amount bears to the value of the
have been furnished by the Insured in order to
securities upon discovery of the loss, and that it will
reproduce such books and other records.
indemnify the issuer of said Lost Instrument Bond or
Bonds against all loss and expense that is not
SECTION 6. VALUATION OF PREMISES AND
recoverable from the Underwriter under the terms
FURNISHINGS
and conditions of this INVESTMENT COMPANY
BLANKET BOND subject to the Limit of Liability
In case of damage to any office of the Insured,
hereunder.
or loss of or damage to the furnishings, fixtures,
stationery, supplies, equipment, safes or vaults therein,
SECTION 8. SALVAGE
the Underwriter shall not be liable for more than the
actual cash value thereof, or for more than the actual
In case of recovery, whether made by the
cost of their replacement or repair. The Underwriter
Insured or by the Underwriter, on account of any loss
may, at its election, pay such actual cash value or
in excess of the Limit of Liability hereunder plus the
make such replacement or repair. If the Underwriter
Deductible Amount applicable to such loss from any
41206 (9/84)

source other than suretyship, insurance, reinsurance,
of any other person or persons shall be
security or indemnity taken by or for the benefit of the
deemed to be one loss with the act or acts
Underwriter, the net amount of such recovery, less
of the persons aided, or
the actual costs and expenses of making same, shall
(e)
any one casualty or event other than those
be applied to reimburse the Insured in full for the
specified in (a), (b), (c) or (d) preceding,
excess portion of such loss, and the remainder, if any,
shall be deemed to be one loss, and
shall be paid first in reimbursement of the
Underwriter and thereafter in reimbursement of the
shall be limited to the applicable Limit of Liability
Insured for that part of such loss within the
stated in Item 3 of the Declarations of this bond
Deductible Amount. The Insured shall execute all
irrespective of the total amount of such loss or losses
necessary papers to secure to the Underwriter the
and shall not be cumulative in amounts from year to
rights provided for herein.
year or from period to period.
Sub-section (c) is not applicable to any situation
SECTION 9. NON-REDUCTION AND NON-
to which the language of sub-section (d) applies.
ACCUMULATION OF LIABILITY AND TOTAL
LIABILITY
SECTION 10. LIMIT OF LIABILITY
At all times prior to termination hereof this bond
With respect to any loss set forth in the
shall continue in force for the limit stated in the
PROVIDED clause of Section 9 of this bond which is
applicable sections of Item 3 of the Declarations of
recoverable or recovered in whole or in part under
this bond notwithstanding any previous loss for which
any other bonds or policies issued by the Underwriter
the Underwriter may have paid or be liable to pay
to the Insured or to any predecessor in interest of the
hereunder; PROVIDED, however, that regardless of
Insured and terminated or cancelled or allowed to
the number of years this bond shall continue in force
expire and in which the period for discovery has not
and the number of premiums which shall be payable
expired at the time any such loss thereunder is
or paid, the liability of the Underwriter under this bond
discovered, the total liability of the Underwriter under
with respect to all loss resulting from
this bond and under other bonds or policies shall not
exceed, in the aggregate, the amount carried
(a)
any one act of burglary, robbery or holdup,
hereunder on such loss or the amount available to the
or attempt thereat, in which no Partner or
Insured under such other bonds or policies, as limited
Employee is concerned or implicated shall
by the terms and conditions thereof, for any such loss
be deemed to be one loss, or
if the latter amount be the larger.
(b)
any one unintentional or negligent act on the
part of any one person resulting in damage
SECTION 11. OTHER INSURANCE
to or destruction or misplacement of
Property, shall be deemed to be one loss, or
If the Insured shall hold, as indemnity against
(c)
all wrongful acts, other than those specified
any loss covered hereunder, any valid and
in (a) above, of any one person shall be
enforceable insurance or suretyship, the Underwriter
deemed to be one loss, or
shall be liable hereunder only for such amount of such
loss which is in excess of the amount of such other
(d)
all wrongful acts, other than those specified
insurance or suretyship, not exceeding, however, the
in (a) above, of one or more persons (which
Limit of Liability of this bond applicable to such loss.
dishonest act(s) or act(s) of Larceny or
Embezzlement include, but are not limited
SECTION 12. DEDUCTIBLE
to, the failure of an Employee to report
such acts of others) whose dishonest act or
The Underwriter shall not be liable under any of
acts
intentionally
or
unintentionally,
the Insuring Agreements of this bond on account of loss
knowingly or unknowingly, directly or
as specified, respectively, in sub-sections (a), (b), (c),
indirectly, aid or aids in any way, or permits
(d) and (e) of Section 9, NON-REDUCTION AND
the continuation of, the dishonest act or acts
NON- ACCUMULATION OF LIABILITY AND
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TOTAL LIABILITY, unless the amount of such loss,
assignment for the benefit of creditors of the Insured.
after deducting the net amount of all reimbursement
or immediately upon such Insured ceasing to exist,
and/or recovery obtained or made by the Insured, other
whether through merger into another entity, or by
than from any bond or policy of insurance issued by an
disposition of all of its assets.
insurance company and covering such loss, or by the
The Underwriter shall refund the unearned
Underwriter on account thereof prior to payment by the
premium computed at short rates in accordance with
Underwriter of such loss, shall exceed the Deductible
the standard short rate cancellation tables if
Amount set forth in Item 3 of the Declarations hereof
terminated by the Insured or pro rata if terminated for
(herein called Deductible Amount) and then for such
any other reason.
excess only, but in no event for more than the
applicable Limit of Liability stated in Item 3 of the
This Bond shall terminate
Declarations.
(a)
as to any Employee as soon as any
The Insured will bear, in addition to the
partner, officer or supervisory Employee
Deductible Amount, premiums on Lost Instrument
of the Insured, who is not in collusion
Bonds as set forth in Section 7.
with such Employee, shall learn of any
There shall be no deductible applicable to any
dishonest or fraudulent act(s), including
loss under Insuring Agreement A sustained by any
Larceny or Embezzlement on the part of
Investment Company named as Insured herein.
such Employee without prejudice to the
loss of any Property then in transit in the
custody of such Employee (See Section
16[d]), or
(b)
as to any Employee 60 days after receipt
SECTION 13. TERMINATION
by each Insured and by the Securities and
Exchange Commission of a written notice
The Underwriter may terminate this bond as an
from the Underwriter of its desire to
entirety by furnishing written notice specifying the
terminate this bond as to such Employee,
termination date which cannot be prior to 60 days
or
after the receipt of such written notice by each
(c)
as to any person, who is a partner, officer
Investment Company named as Insured and the
or employee of any Electronic Data
Securities and Exchange Commission, Washington,
Processor covered under this bond, from
D.C. The Insured may terminate this bond as an
and after the time that the Insured or any
entirety
by
furnishing
written
notice
to
the
partner or officer thereof not in collusion
Underwriter. When the Insured cancels, the Insured
with such person shall have knowledge or
shall furnish written notice to the Securities and
information
that
such
person
has
Exchange Commission, Washington. D.C. prior to 60
committed any dishonest or fraudulent
days before the effective date of the termination. The
act(s),
including
Larceny
or
Underwriter shall notify all other Investment
Embezzlement in the service of the
Companies named as Insured of the receipt of such
Insured or otherwise, whether such act
termination notice and the termination cannot be
be committed before or after the time this
effective prior to 60 days after receipt of written
bond is effective.
notice by all other Investment Companies. Premiums
are earned until the termination date as set forth
SECTION 14. RIGHTS AFTER TERMINATION
herein.
OR CANCELLATION
This Bond will terminate as to any one Insured
At any time prior to the termination or
immediately upon taking over of such Insured by a
cancellation of this bond as an entirety, whether by
receiver or other liquidator or by State or Federal
the Insured or the Underwriter, the Insured may give
officials, or immediately upon the filing of a petition
to the Underwriter notice that it desires under this
under any State or Federal statute relative to
bond an additional period of 12 months within which
bankruptcy or reorganization of the Insured, or
to discover loss sustained by the Insured prior to the
41206 (9/84)

effective date of such termination or cancellation and
the systems for the central handling of securities
shall pay an additional premium therefor.
established and maintained by such Corporations, and
Upon receipt of such notice from the Insured,
any employee of any recognized service company,
the Underwriter shall give its written consent thereto;
while such officers, partners, clerks and other
provided, however, that such additional period of time
employees and employees of service companies
shall terminate immediately;
perform services for such Corporations in the
(a)
on the effective date of any other
operation of such systems. For the purpose of the
insurance obtained by the Insured, its
above definition a recognized service company shall
successor in business or any other party,
be any company providing clerks or other personnel to
replacing in whole or in part the insurance
said Exchanges or Corporation on a contract basis.
afforded by this bond, whether or not
The Underwriter shall not be liable on account
such other insurance provides coverage
of any loss(es) in connection with the central handling
for loss sustained prior to its effective
of securities within the systems established and
date, or
maintained by such Corporations, unless such loss(es)
(b)
upon takeover of the Insured's business
shall be in excess of the amount(s) recoverable or
by any State or Federal official or
recovered under any bond or policy of insurance
agency, or by any receiver or liquidator,
indemnifying such Corporations, against such loss(es),
acting or appointed for this purpose
and then the Underwriter shall be liable hereunder
without the necessity of the Underwriter giving notice
only for the Insured's share of such excess loss(es),
of such termination. In the event that such additional
but in no event for more than the Limit of Liability
period of time is terminated, as provided above, the
applicable hereunder.
Underwriter shall refund any unearned premium.
For the purpose of determining the Insured's
The right to purchase such additional period for
share of excess loss(es) it shall be deemed that the
the discovery of loss may not be exercised by any
Insured has an interest in any certificate representing
State or Federal official or agency, or by any receiver
any security included within such systems equivalent
or liquidator, acting or appointed to take over the
to the interest the Insured then has in all certificates
Insured's business for the operation or for the
representing the same security included within such
liquidation thereof or for any other purpose.
systems and that such Corporations shall use their
best judgement in apportioning the amount(s)
SECTION
15.
CENTRAL
HANDLING
OF
recoverable or recovered under any bond or policy of
SECURITIES
insurance indemnifying such Corporations against
such loss(es) in connection with the central handling
Securities included in the systems for the
of securities within such systems among all those
central handling of securities established and
having an interest as recorded by appropriate entries
maintained by Depository Trust Company, Midwest
in the books and records of such Corporations in
Depository
Trust Company, Pacific Securities
Property involved in such loss(es) on the basis that
Depository
Trust
Company,
and
Philadelphia
each such interest shall share in the amount(s) so
Depository
Trust
Company,
hereinafter
called
recoverable or recovered in the ratio that the value of
Corporations, to the extent of the Insured's interest
each such interest bears to the total value of all such
therein as effective by the making of appropriate
interests and that the Insured's share of such excess
entries on the books and records of such Corporations
loss(es) shall be the amount of the Insured's interest
shall be deemed to be Property.
in such Property in excess of the amount(s) so
The words "Employee" and "Employees" shall
apportioned to the Insured by such Corporations.
be deemed to include the officers, partners, clerks and
This bond does not afford coverage in favor of
other employees of the New York Stock Exchange,
such Corporations or Exchanges or any nominee in
Boston Stock Exchange, Midwest Stock Exchange,
whose name is registered any security included within
Pacific Stock Ex- change and Philadelphia Stock
the systems for the central handling of securities
Exchange, hereinafter called Exchanges, and of the
established and maintained by such Corporations, and
above named Corporations, and of any nominee in
upon payment to the Insured by the Underwriter on
whose name is registered any security included within
account of any loss(es) within the systems, an
41206 (9/84)

assignment of such of the Insured's rights and causes
named Insured for the purposes of this
of action as it may have against such Corporations or
bond.
Exchanges shall to the extent of such payment, be
given by the Insured to the Underwriter, and the
SECTION 17. NOTICE AND CHANGE OF
Insured shall execute all papers necessary to secure
CONTROL
to the Underwriter the rights provided for herein.
Upon the Insured's obtaining knowledge of a
SECTION 16. ADDITIONAL COMPANIES
transfer of its outstanding voting securities which
INCLUDED AS INSURED
results in a change in control (as set forth in Section
2(a) (9) of the Investment Company Act of 1940) of
If more than one corporation, co-partnership or
the Insured, the Insured shall within thirty (30) days of
person or any combination of them be included as the
such
knowledge
give
written
notice
to
the
Insured herein:
Underwriter setting forth:
(a)
the names of the transferors and
(a)
the total liability of the Underwriter
transferees (or the names of the
hereunder for loss or losses sustained by
beneficial owners if the voting securities
any one or more or all of them shall not
are requested in another name), and
exceed
the
limit
for
which
the
(b)
the total number of voting securities
Underwriter would be liable hereunder if
owned by the transferors and the
all such loss were sustained by any one
transferees (or the beneficial owners),
of them,
both immediately before and after the
(b)
the one first named herein shall be
transfer, and
deemed authorized to make, adjust and
(c)
the total number of outstanding voting
receive and enforce payment of all claims
securities.
hereunder and shall be deemed to be the
agent of the others for such purposes and
As used in this section, control means the
for the giving or receiving of any notice
power to exercise a controlling influence over the
required or permitted to be given by the
management or policies of the Insured.
terms
hereof,
provided
that
the
Underwriter shall furnish each named
Failure to give the required notice shall result in
Investment Company with a copy of the
termination of coverage of this bond, effective upon
bond and with any amendment thereto,
the date of stock transfer for any loss in which any
together with a copy of each formal filing
transferee is concerned or implicated.
of the settlement of each such claim prior
Such notice is not required to be given in the
to the execution of such settlement,
case of an Insured which is an Investment Company.
(c) the Underwriter shall not be responsible
for the proper application of any payment
SECTION 18. CHANGE OR MODIFICATION
made hereunder to said first named
Insured,
This bond or any instrument amending or
(d)
knowledge possessed or discovery made
effecting same may not be changed or modified
by any partner, officer or supervisory
orally. No changes in or modification thereof shall be
Employee of any Insured shall for the
effective unless made by written endorsement issued
purposes of Section 4 and Section 13 of
to form a part hereof over the signature of the
this
bond
constitute knowledge or
Underwriter's Authorized Representative. When a
discovery by all the Insured, and
bond covers only one Investment Company no change
or modification which would adversely affect the
(e)
if the first named Insured ceases for any
rights of the Investment Company shall be effective
reason to be covered under this bond,
prior to 60 days after written notification has been
then the Insured next named shall
furnished to the Securities and Exchange Commission,
thereafter be considered as the first
Washington, D.C. by the Insured or by the
41206 (9/84)

Underwriter. If more than one Investment Company
is named as the Insured herein, the Underwriter shall
give written notice to each Investment Company and
to the Securities and Exchange Commission,
Washington, D.C. not less than 60 days prior to the
effective date of any change or modification which
would adversely affect the rights of such Investment
Company.
IN WITNESS WHEREOF, the Underwriter has
caused this bond to be executed on the Declarations
Page.
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